UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Credit Support Agreement

On August 25, 2023, Bruush Oral Care Inc. (the “Company”) entered into a credit support fee agreement (the “Credit Support Agreement”) with one of the Company’s shareholders, Yaletown Bros Ventures Ltd. (“YBV”), pursuant to which YBV agreed to provide for the Company an irrevocable standby letter of credit in the face amount of $2 million (the “Credit Support”). In consideration of the Credit Support, the Company agreed to issue to YBV Common Shares (the “Shares”), to be delivered as follows: (i) on September 25, 2023, a number of Shares equal to the initial amount of the Credit Support divided by the closing price of the Shares on September 22, 2023, and (ii) if the provision of Credit Support is ongoing as of September 25, 2023, for every succeeding week, an amount equal to 25% of the initial amount of the Credit Support divided by the closing price of the Shares on the last trading day prior to delivery of such Common Shares on each of October 3, 2023, October 10, 2023, October 17, 2023, and October 24, 2023.

On October 23, 2023, the Company and YBV entered into an amendment to Credit Support Agreement (the “Amendment to Credit Support Agreement”). Pursuant to the Amendment to Credit Support Agreement, if the Credit Support has been drawn as of October 24, 2023, the Company shall cause to be issued to YBV additional Shares in an amount equal to 100% of the Drawn Credit Amount (as defined below), divided by the closing price of the Shares on the last trading day prior to October 24, 2023. Further, following the sale by YBV of all of such Shares as YBV shall have received in respect of this Agreement (the “YBV Share Sale”), if the proceeds of the YBV Share Sale shall be less than the amount of the Credit Support drawn by the creditor (the “Drawn Credit Amount”), the Company shall pay to YBV cash in an amount equal to the difference between Drawn Credit Amount and the proceeds of the YBV Share Sale.

The description of the Amendment to Credit Support Agreement set forth above is qualified in its entirety by reference to the full text of Amendment to Credit Support Agreement, which is attached hereto as Exhibit 10.1.

Consulting Agreement

On October 23, 2023, the Company entered into a consulting agreement (the “Alchemy Consulting Agreement”) with Alchemy Advisors LLC (the “Consultant”), whereby the Consultant was engaged by the Company as a business consultant. In return for the services rendered by the Consultant, the Company issued to the Consultant 3,000,000 prefunded warrants of the Company (the “Warrants”) to purchase 3,000,000 Shares of the Company. The Warrants are exercisable for five years, and the exercise price is $0.001 per share. The exercise of Warrants is subject to the beneficial ownership limitation. The Warrants also permit for cashless exercise and have piggyback registration rights.

The description of the Alchemy Consulting Agreement set forth above is qualified in its entirety by reference to the full text of Alchemy Consulting Agreement, which is attached hereto as Exhibit 10.2.

Exhibits:

Exhibit No.	Description
10.1	Amendment to Credit Support Agreement, dated October 23, 2023, by and between Bruush Oral Care Inc. and Yaletown Bros Ventures Ltd.
10.2	Consulting Agreement, dated October 23, 2023, by and between Bruush Oral Care Inc. and Alchemy Advisors LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	October 24, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer